Morgan

SEC MAIL RECEIVED PROCESSING SECTION
NOV 13 2006
WASH. D.C. 186

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

10th November 2006

Office of International Corporate Finance [redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

06018484

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
NOV 29 2006
THOMSON
FINANCIAL

David Coker
Company Secretary

Enclosure

Dw 11/15

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	15:31 09-Nov-06
Number	8420L

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

SEC MAIL PROCESSING
RECEIVED
NOV 13 2006
WASH, D.C.
186 SECTION

The Morgan Crucible Company plc

The Company was informed on 8th November 2006 that the Trustees of The Morgan General Employee Benefit Trust ("the Trust") had acquired 386,901 Ordinary shares in the capital of the Company at an average price of £2.668958 per share to satisfy future obligations arising from provisional share awards made under The Morgan Crucible Long Term Incentive Plan 2004 and share options granted under The Morgan Crucible Executive Share Option Scheme 2004. 1,843,058 Ordinary shares have also been transferred out of the Trust in satisfaction of the exercise of share options previously granted by the Company.

Following this purchase and transfer of shares out of the Trust, the Trust holds a total of 5,763,923 Ordinary shares representing 1.96% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors, Mark Robertshaw, Kevin Dangerfield and Mark Lejman. Under the provisions of Schedule 13 of the Companies Act 1985 these directors are deemed to be beneficially interested in all of such shares held by the Trust.

END

Close

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:26 09-Nov-06
Number	8501L

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Standard Life Investments on behalf of Standard Life Group

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Material and non-material interest of shareholder named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Vidacos Nominees

5) Number of shares/amount of stock acquired:
309,645

6) Percentage of issued class:
0.106%

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
8/11/06

11) Date company informed:
Faxed letter dated 9/11/06 received 9/11/06

12) Total holding following this notification:
35,335,786

13) Total percentage holding of issued class following this notification:
12.043% (material and non-material)

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr P.A. Boulton 01753 837308

16) Name and signature of authorised company official responsible for making this notification:
Mr P.A. Boulton

17) Date of notification:
9th November 2006

END

Close

Morgan

The Morgan Crucible Company plc

6th November 2006

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	10:39 07-Nov-06
Number	6611L

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Standard Life Investments on behalf of Standard Life Group

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Interest of shareholder named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Vidacos Nominees

5) Number of shares/amount of stock acquired:
623,496

6) Percentage of issued class:
0.212%

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
2/11/06

11) Date company informed:
Faxed letter dated 3/11/06 received 3/11/06

12) Total holding following this notification:
34,345,752 (20,924,456 material interest) (13,421,296 non-material interest)

13) Total percentage holding of issued class following this notification:
11.705% (7.131% material interest)(4.574% non-material)

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker tel 01753 837000

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
7th November 2006

END

Close

Morgan

The Morgan Crucible Company plc

8th November 2006

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:04 08-Nov-06
Number	7688L

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Schroder Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: non- beneficial

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Ltd 11,146,538 shares; Bank of New York 504,862 shares; Banque Internationale a Luxembourg 217,291 shares; CitiBank 975,874 shares; Investors Tst & Custodial Services 194,446 shares; JP Morgan Bank Luxembourg SA 450,008 shares; Mellon Nominees (UK) Limited 2,195,956 shares; Nortrust Nominees Limited 5,756,921 shares; State Street Bank and Trust Co 338,981 shares; State Street Nominees Limited 9,641,737 shares; Brown Brothers Harriman 1,506 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
Not known

8) Percentage of issued class:
Not known

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 6/11/06 received 7/11/06.

12) Total holding following this notification:

31,424,120 shares

13) Total percentage holding of issued class following this notification:
10.710%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr P.A. Boulton tel 01753 837308

16) Name and signature of authorised company official responsible for making this notification:
Mr P.A. Boulton

17) Date of notification:
8th November 2006

END

Close